Filed by: Seaspan Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-32591

Subject Company: Seaspan Corporation

Date: February 10, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 5, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ATLAS CORP.:

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-234820) FILED WITH THE SEC ON NOVEMBER 22, 2019, AS AMENDED ON DECEMBER 31, 2019 AND JANUARY 16, 2020.

Item 1 — Information Contained in this Form 6-K Report

Assignment and Assumption Agreement Relating to the Proposed Reorganization

As previously announced, on November 20, 2019, Seaspan Corporation (the “Company”) entered into an agreement and plan of merger with Atlas Corp., a wholly owned subsidiary of the Company (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of the Company’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Proposed Reorganization”). The consummation of the Proposed Reorganization is subject to approval by the holders of the Company’s common shares.

In connection with the Proposed Reorganization, on February 5, 2020, the Company, Atlas, the guarantors named therein and the investors named therein (the “Investors”) entered into an assignment and assumption agreement (the “Agreement”), whereby upon consummation of the Proposed Reorganization, the Company will assign its rights and obligations (the “Assignment”) under the Specified Agreements (as defined therein) to Atlas, Atlas will accept the Assignment and assume all the rights and obligations (the “Assumption”) of the Company under the Specified Agreements, and the Investors will consent to the Assignment and Assumption and release the Company from all of its duties and obligations with respect to the Specified Agreements, subject to certain specified exceptions. The Specified Agreements consist of certain subscription agreements, registration rights agreements and a warrant agreement entered into between the Company and certain of the Investors and, in certain cases, the guarantors. The Specified Agreements relate to common shares and warrants to purchase common shares of the Company and, to the extent noted below, to the Company’s 5.50% Senior Notes due 2025 and 5.50% Senior Notes due 2026.

The Agreement also amends the NYSE listing covenant in a registration rights agreement, dated as of January 15, 2019, between the Company and the investors specified therein (as amended) and a registration rights agreement, dated as of February 14, 2018, between the Company and the investors specified therein (as amended) to provide that the Registrable Debt Securities (as defined therein) will be listed on the Global Exchange Market (or another national exchange as may be mutually agreed by the parties thereof from time to time) and such listing will be maintained until such Registrable Debt Securities are no longer outstanding.

The Agreement is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of the Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Agreement.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the proxy statement/prospectus and other filings containing information about

Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s website at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this report. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit No.	Description

4.1	Assignment and Assumption Agreement, dated as of February 5, 2020, by and among Seaspan Corporation, Atlas Corp., the guarantors specified therein and the investors specified therein.

4.2	Registration Rights Agreement, dated as of February 14, 2018, between Seaspan Corporation and the investors specified therein (incorporated herein by reference to Exhibit 4.4 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on February 15, 2018).

4.3	Warrant Agreement, dated as of July 16, 2018 (as amended), among Seaspan Corporation, Wentworth Insurance Company Ltd. and Hamblin Watsa Investment Counsel Ltd. (incorporated herein by reference to Exhibit 4.9 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on July 16, 2018).

4.4	Registration Rights Agreement, dated as of July 16, 2018, between Seaspan Corporation and the investors specified therein (incorporated herein by reference to Exhibit 4.10 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on July 16, 2018).

4.5	Registration Rights Agreement, dated as of January 15, 2019, between Seaspan Corporation and the investors specified therein (incorporated herein by reference to Exhibit 4.12 to Seaspan Corporation’s Form 6-K (File No. 001-32591), filed with the U.S. Securities and Exchange Commission on January 17, 2019).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 10, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer

Exhibit 4.1

EXECUTION VERSION

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made as of February 5, 2020, by SEASPAN CORPORATION, a corporation duly organized and existing under the laws of the Marshall Islands (the “Existing Parent Company”), each of the undersigned GUARANTORS party hereto, ATLAS CORP., a corporation duly organized and existing under the laws of the Marshall Islands (the “New Parent Company”) and each of the undersigned INVESTORS party hereto (each an “Investor” and collectively, the “Investors”).

W I T N E S S E T H:

WHEREAS, pursuant to a Permitted Reorganization (as defined in a thirteenth supplemental indenture, dated as of January 13, 2020, among Seaspan Corporation, the guarantors party thereto and The Bank of New York Mellon (the “Thirteenth Supplemental Indenture”)), Seaspan Corporation, through a series of transactions, will become a direct wholly-owned subsidiary of the New Parent Company.

WHEREAS, prior to the consummation of the Permitted Reorganization, the Existing Parent Corporation is party to, among others, the following agreements:

(a) a subscription agreement, dated as of January 17, 2018, among Seaspan Corporation and each of the other undersigned parties thereto (as amended, the “January 2018 Subscription Agreement”);

(b) a registration rights agreement, dated as of February 14, 2018, among Seaspan Corporation and the investors specified therein (as amended, the “February 2018 Registration Rights Agreement”);

(c) a subscription agreement, dated as of March 13, 2018, among Seaspan Corporation and each of the other undersigned parties thereto (as amended, the “March 2018 Subscription Agreement”);

(d) an omnibus agreement, dated May 31, 2018, among Seaspan Corporation and each of the other undersigned parties thereto (the “Omnibus Agreement”);

(e) a warrant agreement, dated as of July 16, 2018, among Seaspan Corporation, Wentworth Insurance Company Ltd. and Hamblin Watsa Investment Counsel Ltd. (as amended, the “July 2018 Warrant Agreement”);

(f) a registration rights agreement, dated as of July 16, 2018, among Seaspan Corporation and the investors specified therein (the “July 2018 Registration Rights Agreement”); and

(g) a registration rights agreement, dated as of January 15, 2019, among Seaspan Corporation and the investors specified therein (as amended, the “January 2019 Registration Rights Agreement” and, together with the February 2018 Registration Rights Agreement and the July 2018 Registration Rights Agreement, the “Registration Rights Agreements”).

The “Specified Agreements” means the January 2018 Subscription Agreement, the February 2018 Registration Rights Agreement, the March 2018 Subscription Agreement, the Omnibus Agreement, the July 2018 Warrant Agreement, the July 2018 Registration Rights Agreement and the January 2019 Registration Rights Agreements.

WHEREAS, the Existing Parent Company has advised the Investors that, contemporaneously with the Permitted Reorganization, Seaspan Corporation will assign the Specified Agreements to the New Parent Company and the New Parent Company will assume the Specified Agreements, including, without limitation, any rights and obligations of the Existing Parent Company in each of the Specified Agreements.

WHEREAS, each of the Investors consents to (i) the Existing Parent Company’s assignment of the Specified Agreements to the New Parent Company and (ii) the New Parent Company’s assumption of the Specified Agreements.

WHEREAS, the parties to this Agreement agree, as of the date hereof, to amend the requirement to maintain the listing of the Registrable Debt Securities (as defined in each of the February 2018 Registration Rights Agreement and the January 2019 Registration Rights Agreement) on the New York Stock Exchange to allow the Existing Parent Company to list such Registrable Debt Securities on the Global Exchange Market, or another national exchange as may be mutually agreed by the parties from time to time.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Assignment. Subject to Sections 3, 5 and 6 hereof, the Existing Parent Company hereby assigns its rights and obligations under each of the Specified Agreements to the New Parent Company, in the same manner and with the same force and effect as if the New Parent Company had been specifically named in the Specified Agreements, without the necessity for the execution by the Existing Parent Company of any other documents in addition to this Agreement. The foregoing assignment by the Existing Parent Company shall be absolute and unconditional, and such assignment shall not be subject to any defenses, waivers, claims or offsets to the extent any may exist. Notwithstanding the foregoing, this Agreement shall not constitute an assignment of any rights or obligations of the Investors under the Specified Agreements relating to the indenture, dated as of October 10, 2017 (the “Base Indenture”), providing for the issuance by the Existing Parent Company from time to time of its securities to be issued in one or more series, which Base Indenture was amended and supplemented by (i) a second supplemental indenture, dated as of February 14, 2018 (the “Second Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”), providing for the issuance of a series of securities designated as its “5.50% Senior Notes due 2025”, in an aggregate principal amount of $250,000,000 (the “2025 Notes”), (ii) a third supplemental indenture, dated as of February 22, 2018 (the “Third Supplemental Indenture”), among the Existing Parent Company, the

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guarantors party thereto and the Trustee, (iii) a fourth supplemental indenture, dated as of March 22, 2018 (the “Fourth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (iv) a fifth supplemental indenture, dated as of March 26, 2018 (the “Fifth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (v) a sixth supplemental indenture, dated as of March 26, 2018 (the “Sixth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (vi) a seventh supplemental indenture, dated as of June 8, 2018 (the “Seventh Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (vii) an eighth supplemental indenture, dated as of July 16, 2018 (the “Eighth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (viii) a ninth supplemental indenture, dated as of January 15, 2019 (the “Ninth Supplemental Indenture”), among the Existing Parent Company, the Guarantors and the Trustee, providing for the issuance of a series of securities designated as its “5.50% Senior Notes due 2026”, in an aggregate principal amount of $250,000,000 (the “2026 Notes” and, together with the 2025 Notes, the “Notes”), (ix) a tenth supplemental indenture, dated as of January 15, 2019 (the “Tenth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (x) an eleventh supplemental indenture, dated as of August 22, 2019 (the “Eleventh Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, (xi) a twelfth supplemental indenture, dated as of August 22, 2019 (the “Twelfth Supplemental Indenture”), among the Existing Parent Company, the guarantors party thereto and the Trustee, and (xii) the Thirteenth Supplemental Indenture. The Base Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture, the Eighth Supplemental Indenture, the Tenth Supplemental Indenture, the Eleventh Supplemental Indenture and Thirteenth Supplemental Indenture are referred to collectively as the “2025 Notes Indenture”. The Base Indenture, the Ninth Supplemental Indenture and the Thirteenth Supplemental Indenture are referred to collectively as the “2026 Notes Indenture” (together with the 2025 Notes, the 2025 Notes Indenture and the 2026 Notes, the “Fairfax Notes and Indentures”.

2. Assumption. Subject to Sections 3, 5 and 6 hereof, the New Parent Company hereby undertakes, accepts and assumes the assignment of each of the Specified Agreements and assumes all rights and obligations of the Existing Parent Company under each of the Specified Agreements and covenants to perform and discharge the same in the same manner and with the same force and effect as if the New Parent Company had been specifically named in the Specified Agreements, without the necessity for the execution by the New Parent Company of any other documents in addition to this Agreement. The foregoing assumption by the New Parent Company shall be absolute and unconditional, and such assumption shall not be subject to any defenses, waivers, claims or offsets to the extent any may exist. The New Parent Company expressly agrees that it has read and approved of, and will comply with and be bound by all of the relevant terms and conditions contained in, the Specified Agreements to which it will be a party after giving effect to this Agreement. Notwithstanding the foregoing, this Agreement shall not constitute an assumption of any rights or obligations of the Investors under the Specified Agreements relating to the Fairfax Notes and Indentures. From and after the effectiveness of this Agreement, pursuant to Section 6 hereof, all references to the Existing Parent Company in each of the Specified Agreements shall be deemed to be to the New Parent Company, except to the extent such references related to the Fairfax Notes and Indentures.

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3. Consent and Release; Effect on Warrants. Each Investor hereby consents to the assignment and assumption of each of the Specified Agreements, as set forth in Section 1 and 2 above. The parties hereto agree that the Specified Agreements will remain in full force and effect after giving effect to this Agreement. Each Investor, upon the effectiveness of this Agreement pursuant to Section 6 hereof, hereby releases the Existing Parent Company from all its duties and obligations with respect to the Specified Agreements other than (i) any liabilities in respect of any breach occurring prior to the date of such release and (ii) obligations in relation to the Fairfax Notes and Indentures. The parties hereby acknowledge and agree that from and after the assignment and assumption contemplated hereby, references to the “Company” shall be deemed to be references to New Parent Company and references to “Common Stock” shall be deemed to be references to common shares of New Parent Company, such that by its terms, from and after the assignment and assumption contemplated hereby, the July 2018 Warrant Agreement shall apply with respect to common shares of New Parent Company on the same terms and conditions, and shall be exercisable for the same number of common shares of the New Parent Company.

4. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of the Notes (as defined in the Thirteenth Supplemental Indenture), the Warrants (as defined in the July 2018 Warrant Agreement) and the Registrable Shares (as defined in each of the Registration Rights Agreements)), whether so expressed or not. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

5. Effect on Registration Rights Agreements; Amendment. The parties acknowledge and agree that in connection with the assignment and assumption of the Registration Rights Agreements contemplated hereby, the provisions of the Registration Rights Agreements that relate to the Warrant Agreements (each as defined in the relevant Registration Rights Agreement), and to common shares issuable upon exercise of the warrants issued under the Warrant Agreements (or to common shares previously issued as a result of the exercise of warrants), are hereby amended so that all references to the Company are deemed to be references to New Parent Company, such that, for example, the obligation to prepare and file a resale registration statement with respect to common shares issuable upon exercise of the warrants issued under the Warrant Agreements shall be deemed to be references to resale registration statements to be prepared, filed and maintained by New Parent Company with respect to common shares of New Parent Company issued upon exercise of warrants. In addition, the last sentence in each of Section 2.5 of the February 2018 Registration Rights Agreement and Section 2.5 of the January 2019 Registration Rights Agreement shall be deleted in its entirety and replaced, in each case, with the following sentence:

“Following the initial listing of the Registrable Securities, the Company shall use its best efforts to:

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(i) maintain the listing of the Registrable Shares for so long as Company’s Common Stock continues to be listed on the NYSE or, if the Common Stock is not then listed on the NYSE, on the primary national securities exchange or automated quotation system on which the Common Stock is then listed or authorized for quotation or on any over-the-counter market; and

(ii) list the Registrable Debt Securities on the Global Exchange Market, or another national exchange as may be mutually agreed by the parties from time to time, and maintain such listing until such Registrable Debt Securities are no longer outstanding.”

6. Effectiveness. This Agreement shall become effective upon the consummation of the Permitted Reorganization; provided that, Section 5 of this Agreement shall become effective as of the date hereof.

7. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in the State of New York. Any dispute, action or proceeding arising out of or relating to this Agreement in respect hereof or the rights of any party under this Agreement shall be exclusively maintained in the U.S. federal or New York State Court sitting in the Borough of Manhattan, The City of New York, New York. Each of the parties hereto: (i) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, and (ii) irrevocably submits to the jurisdiction of such courts in any suit, action or proceeding. Each party to this Agreement irrevocably waives, to the fullest extent permitted by applicable law, all right of trial by jury in any action, proceeding or counterclaim based on, or arising out of, under or in connection with this Agreement or any matter arising hereunder.

8. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto. Delivery of an executed signature page by facsimile, e-mail or electronic (e.g. “.pdf”’ or “.tif”) transmission shall be effective as delivery of a manually signed counterpart of this Agreement.

9. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

SEASPAN CORPORATION, as Existing Parent Company

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President and Chief Executive Officer

GUARANTORS: Seaspan Holding 140 Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan 140 Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan (Asia) Corporation

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Containership 2180 Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Containership 2181 Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco I Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco II Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco III Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Holdco IV Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Investment I Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Ship Management Ltd.

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	Chief Executive Officer

Seaspan Crew Management Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

Seaspan Management Services Limited

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President

Seaspan Advisory Services Limited

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President

Seaspan Capital Ltd.

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	Chief Executive Officer

GC Intermodal II, Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

GC Intermodal III, Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

GC Intermodal XII, Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

GC Intermodal XIV, Ltd.

By:	/s/ Ryan Courson
	Name:	Ryan Courson
	Title:	Chief Financial Officer

ATLAS CORP., as New Parent Company

By:	/s/ Bing Chen
	Name:	Bing Chen
	Title:	President and Chief Executive Officer

INVESTORS:

HAMBLIN WATSA INVESTMENT COUNSEL LTD., in its capacity as investment manager and agent of on behalf of certain affiliates of Fairfax Financial Holdings Limited

Per:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice Chair

ALLIED WORLD ASSURANCE COMPANY, LTD.
ALLIED WORLD ASSURANCE COMPANY (EUROPE) DAC
ALLIED WORLD ASSURANCE COMPANY, AG
ALLIED WORLD NATIONAL ASSURANCE COMPANY
ALLIED WORLD SURPLUS LINES INSURANCE COMPANY
ALLIED WORLD ASSURANCE COMPANY (U.S.) INC.
BRIT REINSURANCE (BERMUDA) LIMITED
FAIRFAX FINANCIAL HOLDINGS LIMITED
GREYSTONE INSURANCE COMPANY
HUDSON INSURANCE COMPANY
NEWLINE INSURANCE COMPANY LIMITED
NORTHBRIDGE GENERAL INSURANCE CORPORATION
ODYSSEY REINSURANCE COMPANY
RIVERSTONE INSURANCE (UK) LIMITED
TIG INSURANCE (BARBADOS) LIMITED
TRUSTEES OF NEWLINE SYNDICATE 1218
UNITED STATES FIRE INSURANCE COMPANY
WENTWORTH INSURANCE COMPANY LTD.
ZENITH INSURANCE COMPANY

By:	Hamblin Watsa Investment Counsel Ltd., their Investment Manager

Per:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice Chair